EXHIBIT 99.1

AUSTRALIA ACQUISITION CORP. ANNOUNCES APPROVAL OF CHARTER AMENDMENT AND EXTENSION OF TENDER OFFER
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Melbourne, Australia, August 13, 2012 – Australia Acquisition Corp. (“AAC” or the “Company”; NASDAQ: AAC; AACOW; AACOU) announced today the holders of its ordinary shares have approved an extension of its termination date.  The Company also announced the extension of its previously announced tender offer.

A special meeting of the holders of the Company’s issued ordinary shares (“Ordinary Shares”) was held today for the purpose of voting on an amendment to the Company’s Articles of Association (the “Charter Amendment”) to: (i) extend the date by which the Company must either consummate a business combination or commence proceedings to dissolve and liquidate from August 15, 2012 to November 15, 2012; and (ii) provide shareholders that did not cast a vote on, by abstention or otherwise, or voted against the Charter Amendment with an opportunity to redeem any Ordinary Shares of the Company held by them.  The Charter Amendment was approved by shareholders.

As of the record date for the special meeting, July 18, 2012, there were 8,533,333 Ordinary Shares outstanding and entitled to vote, of which the holders of 6,964,770 voted to approve the Charter Amendment.  7,277,692 Ordinary Shares were represented in person or by proxy at the special meeting. Holders of 1,568,563 Ordinary Shares that did not cast a vote on, by abstention or otherwise, or voted against the Charter Amendment, and who elected to have their Ordinary Shares so redeemed, will have such shares redeemed by the Company on September 7, 2012.

Peter Ziegler, Chairman and Chief Executive Officer of Australia Acquisition Corp commented, “The approval from shareholders who voted in favor of the extension supports our excitement in the proposed transaction with Harbinger Capital Partners.  We remain focused on closing the transaction in a timely and efficient manner.”

The purpose of the Charter Amendment was to allow the Company more time to complete its previously announced business combination (or an alternative business combination, if for any reason such transactions cannot be completed).

On August 13, 2012, the Company also announced that the Company will extend the expiration date of its previously announced tender offer (the “Tender Offer”) to 5:00 p.m., New York City time, on September 13, 2012, unless further extended, withdrawn or terminated.  The Tender Offer was originally scheduled to expire at midnight, on Monday, August 13, 2012.  The closing of the Tender Offer is subject to the terms and conditions detailed in the Tender Offer related documents as filed on Schedule TO with the Securities and Exchange Commission (“SEC”) on July 17, 2012.  Except for the extension of the expiration date, all other terms and conditions of the Tender Offer remain unchanged.  For a complete statement of the terms and conditions of the Tender Offer, holders of Ordinary Shares should refer to the Offer to Purchase, dated July 17, 2012, the Letter of Transmittal and other related documents (in each case, as amended or supplemented) filed with the SEC.

The depositary for the Tender Offer has advised the Company that as of 5:00 p.m., New York City time, on  August 13, 2012, 2,430,836 Ordinary Shares had been tendered into and not withdrawn from the Tender Offer.  Stockholders who have previously tendered their Ordinary Shares do not need to take any other actions unless they desire to withdraw their Ordinary Shares, which they may do in accordance with the procedures described in the Offer to Purchase and Letter of Transmittal.

Morrow & Co., LLC is acting as the information agent for the Offer, and the depositary is Continental Stock Transfer & Trust Company. Stockholders are urged to review the Offer to Purchase, as amended, which will be available at www.sec.gov and which will be redistributed to holders of record and brokers who hold for stockholders promptly following receipt of any additional comments from the SEC, along with a Letter of Transmittal and related documents. For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of AAC’s Ordinary Shares.  The solicitation of offers to buy shares of AAC Ordinary Shares will only be made pursuant to the Offer to Purchase, dated July 17, 2012, the Letter of Transmittal and other related documents (in each case, as amended or supplemented) that AAC will send to its stockholders. The Tender Offer materials contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Those materials have been, and the amended materials will be, distributed to AAC’s stockholders at no expense and will be available at no charge on the SEC’s website at www.sec.gov and from the information agent.

About Australia Acquisition Corp.
Australia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination.  Australia Acquisition Corp. is a Cayman Islands corporation formed in 2010 with Peter Ziegler as its Chairman and Chief Executive Officer, Charbel Nader as its Executive Vice President, and Stephen Streeter as its Chief Financial Officer and Executive Vice President.

NO ASSURANCES

There can be no assurances that the proposed transaction will be completed, nor can there be any assurance, if the transaction is completed, that the potential benefits will be realized. The references herein to the proposed transaction are qualified in their entirety by reference to the definitive agreements relating to the transaction, copies of which were filed by the Company with the SEC on July 11, 2012 as exhibits to the Company’s Report on Form 6-K.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

AAC previously filed with the SEC a tender offer statement on Schedule TO, and Offer to Purchase and related documentation, dated July 17, 2012, relating to its tender offer for outstanding securities of AAC. Nothing contained herein constitutes an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy AAC’s securities have been made pursuant to the Offer to Purchase dated July 17, 2012, the related form of Letter of Transmittal, and the related materials that AAC has filed with the SEC and provided to holders of its shares.  The tender offer statement on Schedule TO filed with the SEC on July 17, 2012 contains important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials have been provided free of charge to all holders of AAC’s shares. In addition, all of these materials (and all other materials filed by AAC with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by AAC by directing a request to Australia Acquisition Corp., Level 9 Podium, 530 Collins Street, Melbourne VIC 3000, Australia.  Security holders of AAC are urged to read the tender offer documents and the other relevant materials before making any investment decision with respect to the tender offer because they contain important information about the tender offer, the business combination transaction and the parties to the transaction.

PARTICIPANTS IN THE TENDER OFFER

Australia Acquisition Corp. and its directors and officers may be deemed participants in the tender offer with respect to the transaction. A list of the names of those directors and officers and a description of their interests in Australia Acquisition Corp. is contained in AAC’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011 which was filed with the SEC, and are also contained in the Schedule TO, Offer to Purchase dated July 17, 2012 and other related documents, and other documents relating to the business combination.

Contacts:

Investor Inquiries
KCSA Strategic Communications
Todd Fromer / Rob Fink
212.896.1215 / 212.896.1206
rfink@kcsa.com

Media Inquiries
For Australia Acquisition Corp.
KCSA Strategic Communications
Lewis Goldberg
212.896.1216
lgoldberg@kcsa.com